Exhibit 99.1

	3 Months Ended	Year Ended	Year Ended
	3/31/2016	12/31/2015	12/31/2014
Earnings:
Net increase in stockholders’ equity resulting from operations	$131,541	$378,670	$590,949
Income tax expense, including excise tax	5,196	17,752	18,329
Total earnings before taxes	$136,737	$396,422	$609,278

Fixed Charges:
Interest and credit facility fees	$50,243	$226,967	$216,019
Total fixed charges	$50,243	$226,967	$216,019

Earnings available to cover fixed charges	$186,980	$623,389	$825,297

Ratio of earnings to fixed charges	3.7	2.7	3.8

Footnote disclosure:

Total realized and unrealized gains (losses) from investment transactions and capital gains incentive fee expense accrued in accordance with GAAP	$15,049	$(102,369)	$123,680
Earnings available to cover fixed charges excluding above	$171,931	$725,758	$701,617
Ratio of earnings to fixed charges excluding above	3.4	3.2	3.2